Exhibit (a)(1)(H)

SUPPLEMENT DATED JULY 25, 2007
TO THE OFFER TO PURCHASE DATED JUNE 29, 2007

Expedia, Inc. Has Amended its Offer to Purchase for Cash

And is Now Offering to Purchase
Up to 25,000,000 Shares of its Common Stock
At a Purchase Price Not Greater Than $30.00
Nor Less Than $27.50 Per Share

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, AUGUST 8, 2007, UNLESS EXPEDIA EXTENDS THE TENDER OFFER.

To Our Stockholders:

Expedia Inc., a Delaware corporation (“Expedia”), has amended its tender offer to purchase shares of our common stock, par value $.001 per share, previously set forth in the offer to purchase dated June 29, 2007 (the “offer to purchase”). Expedia is now offering to purchase for cash up to 25,000,000 shares of common stock, upon the terms and subject to the conditions set forth in the offer to purchase and related letter of transmittal (which together, as supplemented by this supplement and as they may be further amended and supplemented from time to time, constitute the “tender offer”).

Except as otherwise set forth in this supplement, the terms and conditions set forth in the offer to purchase and the letter of transmittal are applicable in all respects to the tender offer. The information set forth below should be read in conjunction with the offer to purchase and the letter of transmittal. Terms defined in the offer to purchase but not defined in this supplement have the meanings ascribed to them in the offer to purchase.

THE TENDER OFFER IS NOT CONDITIONED ON THE RECEIPT OF FINANCING OR ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE TENDER OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE BELOW AND “THE TENDER OFFER — SECTION 7” IN THE OFFER TO PURCHASE.

IMPORTANT

If you wish to tender all or any part of your shares, you must either: (1)(a) complete and sign a letter of transmittal according to the instructions in the letter of transmittal and mail or deliver it, together with any required signature guarantee and any other required documents, including the share certificates, to The Bank of New York, the depositary for the tender offer, or (b) tender the shares according to the procedure for book-entry transfer described in Section 3 of the offer to purchase, or (2) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you.

If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that person if you desire to tender your shares. If you desire to tender your shares and (1) your share certificates are not immediately available or cannot be delivered to the depositary, (2) you cannot comply with the procedure for book-entry transfer, or (3) you cannot deliver the other required documents to the depositary by the expiration of the tender offer, you must tender your shares according to the guaranteed delivery procedure described in “The Tender Offer — Section 3” in the offer to purchase.

Holders or beneficial owners of shares under the Expedia Retirement Savings Plan (if such shares are not, at the time of tender, subject to any restrictions on transferability) who wish to tender any of such shares in the tender offer must follow the separate instructions and procedures described in “The Tender Offer — Section 3” in the offer to purchase.

Our board of directors has approved the tender offer.  However, neither we nor our board of directors makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which to tender your shares. In so doing, you should read carefully the information in this supplement, in the offer to purchase and in the letter of transmittal, including our reasons for making the tender offer. Our directors and executive officers and Liberty Media Corporation have advised us that they do not intend to tender any shares in the tender offer.

You may direct questions and requests for assistance to MacKenzie Partners, Inc., the information agent for the tender offer, at their address and telephone number set forth on the last page of this supplement. You may also direct requests for additional copies of this supplement, the offer to purchase, the letter of transmittal or the notice of guaranteed delivery to the information agent.

July 25, 2007

The following information amends and supplements the information contained in the offer to purchase:

QUESTIONS AND ANSWERS

How has Expedia amended the tender offer?

We have amended the tender offer to reduce the number of shares of common stock that we are offering to purchase, to remove the “financing condition” and the condition that Expedia have received a satisfactory solvency opinion, to which the original offer was subject, and to provide stockholders with the additional information included in this supplement.

Why did Expedia reduce the number of shares it is offering to purchase in the tender offer?

We concluded that the necessary financing for the maximum number of shares that we were originally offering to purchase was not available on terms satisfactory to Expedia due to current conditions in the credit markets. As a result, we determined to reduce the number of shares that we are offering to purchase in the tender offer and to remove the financing condition and the condition that Expedia have received a satisfactory solvency opinion.

How will Expedia pay for the shares?

Assuming that 25,000,000 shares are purchased in the tender offer at a price between $27.50 and $30.00 per share, the aggregate purchase price will be between $687.5 million and $750.0 million. Expedia currently expects to fund the purchase of shares under the tender offer and to pay related expenses through available borrowing capacity under our existing bank credit facility and cash on hand. The facility is described in “The Tender Offer — Section 12” in the offer to purchase. The facility and amendments thereto are filed as exhibits to the Tender Offer Statement on Schedule TO that we have previously filed with the Commission.

How will the purchase of shares in the tender offer affect Expedia’s earnings per share?

In the event that Expedia repurchases 25,000,000 shares of common stock pursuant to the tender offer, Expedia believes the tender offer will be neutral to slightly accretive to earnings per share. However, the impact of the tender offer on Expedia’s earnings per share will depend upon, among other factors, the price at which we purchase shares in the tender offer, the applicable interest rate on borrowings under our existing credit facility to fund the purchase of shares in the tender offer, the use of cash on hand, and the terms and conditions of any indebtedness we may incur either to refinance such borrowings or fund general corporate purposes from time to time.

What will the purchase price for the shares be?

We will determine the purchase price that we will pay per share as promptly as practicable after the tender offer expires. The purchase price will be the lowest price at which, based on the number of shares tendered and the prices specified by the tendering stockholders, we can purchase 25,000,000 shares, or such fewer number of shares as are properly tendered and not properly withdrawn prior to the expiration date. The purchase price will not be greater than $30.00 nor less than $27.50 per share. We will pay this purchase price in cash, without interest, for all the shares we purchase under the tender offer, even if some of the shares are tendered at a price below the purchase price.

How many shares will Expedia purchase?

We will purchase 25,000,000 shares properly tendered in the tender offer, or such fewer number of shares as are properly tendered and not properly withdrawn prior to the expiration date. The 25,000,000 shares represent approximately 9% of our outstanding common stock as of July 13, 2007. The 25,000,000 shares represent approximately 8% of the total number of shares of our outstanding common stock and Class B common stock and 5% of the combined voting power of our outstanding common stock and Class B common stock as of July 13, 2007. Expedia expressly reserves the right to purchase an additional number of shares of common stock not to exceed 2% of the outstanding shares of common stock, and could decide to purchase more shares, subject to applicable legal requirements. The tender offer is not conditioned on any minimum number of shares being tendered.

What will happen if more than 25,000,000 shares are tendered at or below the purchase price?

If, at the expiration date, more than 25,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn, we will buy shares:

•	first, from all holders of “odd lots” (holders of less than 100 shares) who properly tender all their shares at or below the purchase price selected by us and do not properly withdraw them before the expiration date;

•	second, on a pro rata basis from all other stockholders who properly tender shares at or below the purchase price selected by us, other than stockholders who tender conditionally and whose conditions are not satisfied; and

•	third, only if necessary to permit us to purchase 25,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) from holders who have tendered shares at or below the purchase price subject to the condition that a specified minimum number of the holder’s shares be purchased if any of the holder’s shares are purchased in the tender offer (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

What are the conditions to the amended tender offer?

Except for the receipt of necessary financing and receipt of a solvency opinion, which are no longer conditions to the tender offer, all of the conditions to the tender offer set forth in “The Tender Offer — Section 7” in the offer to purchase remain conditions to the amended tender offer.

If I already tendered my shares in the offer, do I have to do anything now?

No. Stockholders who validly tendered their shares previously and have not withdrawn them do not have to take any further action.

Can I withdraw my previously tendered shares?

You may withdraw all or a portion of your tendered shares at any time prior to the time the shares are accepted for payment, after which they cannot be withdrawn except under very limited circumstances. See “The Tender Offer — Section 4” in the offer to purchase.

Is the information in the offer to purchase showing the pro forma effect of the tender offer and financing still applicable?

No. The summary unaudited pro forma consolidated financial information in “The Tender Offer — Section 10” in the offer to purchase was prepared assuming that 116,666,665 shares of common stock would be purchased in the tender offer and that Expedia would incur a significantly higher level of indebtedness to fund the purchase of shares.

How will the tender offer affect the stock ownership levels of Barry Diller and Liberty Media Corporation?

As of July 13, 2007, Expedia had issued and outstanding 279,304,467 shares of common stock, 25,599,998 shares of Class B common stock, 846 shares of Series A preferred stock convertible into 846 shares of common stock, outstanding warrants to purchase 34,641,420 shares of common stock and outstanding options to purchase 20,527,384 shares of common stock. The 25,000,000 shares that Expedia is offering to purchase under the tender offer represent approximately 9% of the shares of common stock outstanding as of July 13, 2007 and 7% of the shares of common stock assuming exercise of all outstanding and exercisable warrants and options and the conversion of all outstanding shares of Class B common stock and Series A preferred stock.

The table below updates the information regarding the share ownership of Barry Diller, Expedia’s Chairman and Senior Executive, and Liberty Media Corporation included in the corresponding table in “The Tender Offer —

Section 12” in the original offer to purchase. We are including the revised information in this supplement in order to provide stockholders with updated information regarding Mr. Diller’s and Liberty Media’s ownership and voting percentages as of July 13, 2007 after giving effect to the tender offer, assuming Expedia purchases 25,000,000 shares in the tender offer and that Expedia’s directors and executive officers and Liberty Media do not tender any shares. Except for the revised assumptions to reflect the reduced number of shares that Expedia is offering to purchase and updating the information to July 13, 2007, the information in the table below was prepared on the same basis as the information in the corresponding table in the original offer to purchase.

								Percent of Common	Percent of Votes
	Expedia Common Stock			Expedia Class B Common Stock			Percent of Votes	Stock After Tender	(All Classes) After
Beneficial Owner	Shares		%	Shares		%	(All Classes)	Offer(+)	Tender Offer(+)

Liberty Media Corporation 12300 Liberty Blvd. Englewood, CO 80112	69,219,787	(1)	22.70%	25,599,998	(2)	100%	55.97%	24.73%	58.51%
Barry Diller	84,345,775	(3)	26.83%	25,599,998	(4)	100%	57.77%	29.14%	60.55%

+	Assuming Expedia purchases 25,000,000 shares pursuant to the tender offer and that Expedia’s directors and executive officers and Liberty Media do not tender.

(1)	Based on information filed on Schedule 13D/A with the SEC on June 28, 2007 by Liberty Media, Mr. Diller and the BDTV Entities. Consists of (i) 43,619,789 shares of Expedia common stock held by Liberty Media, (ii) 1,176,594 shares of Class B common stock held by Liberty Media and (iii) 24,423,404 shares of Class B common stock held by the BDTV Entities. The “BDTV Entities” consist of BDTV Inc., BDTV II Inc., BDTV III Inc. and BDTV IV Inc. Pursuant to a Stockholders Agreement, dated as of August 9, 2005 by and between Liberty Media and Mr. Diller (the “Stockholders Agreement”) described below, Mr. Diller generally has the right to vote all of the shares of Expedia common stock and Class B common stock held by Liberty Media and the BDTV Entities.

(2)	Consists of 1,176,594 shares of Expedia Class B common stock held by Liberty Media and 24,423,404 shares of Expedia Class B common stock held by the BDTV Entities. Pursuant to the Stockholders Agreement, Mr. Diller generally has the right to vote all of the shares of Expedia common stock and Class B common stock held by Liberty Media and the BDTV Entities.

(3)	Based on information filed on Schedule 13D/A with the SEC on June 28, 2007 by Liberty Media, Mr. Diller and the BDTV Entities. Consists of (i) 5,441,618 shares of Expedia common stock owned by Mr. Diller, (ii) options to purchase 9,500,000 shares of Expedia common stock held by Mr. Diller, (iii) 184,370 shares of Expedia common stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership, (iv) 24,423,404 shares of Expedia Class B common stock held by the BDTV Entities (see footnote 1 above), (v) 43,619,789 shares of Expedia common stock held by Liberty Media (see footnote 1 above) and (vi) 1,176,594 shares of Expedia Class B common stock held by Liberty Media (see footnote 1 above). Pursuant to the Stockholders Agreement, Mr. Diller generally has the right to vote all of the shares of Expedia common stock and Class B common stock held by Liberty Media and the BDTV Entities. Excludes shares of Expedia common stock and options to purchase shares of Expedia common stock held by Diane Von Furstenberg, Mr. Diller’s spouse, as to which Mr. Diller disclaims beneficial ownership.

(4)	Consists of 1,176,594 shares of Expedia Class B common stock held by Liberty Media and 24,423,404 shares of Expedia Class B common stock held by the BDTV Entities. Pursuant to the Stockholders Agreement, Mr. Diller generally has the right to vote all of the shares of Expedia Class B common stock held by Liberty Media and the BDTV Entities.

MISCELLANEOUS

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the tender offer. We have not authorized any person to give any information or to make any representation in connection with the tender offer other than those contained in this supplement, in the offer to purchase or in the letter of transmittal. If given or made, you must not rely upon any such information or representation as having been authorized by us.

We are not making the tender offer to (nor will we accept any tender of shares from or on behalf of) holders in any jurisdiction in which the making of the tender offer or the acceptance of any tender of shares would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary for us to make the tender offer in any such jurisdiction and extend the tender offer to holders in such jurisdiction.

We filed with the Commission an Issuer Tender Offer Statement on Schedule TO dated June 29, 2007, an Amendment No. 1 to Schedule TO dated June 29, 2007 and an Amendment No. 2 to Schedule TO dated July 23, 2007, together with exhibits, and may file additional amendments thereto. The Schedule TO, including the exhibits and any amendments or supplements thereto, may be examined and copies may be obtained, at the same places and in the same manner as is set forth in “The Tender Offer — Section 11” in the offer to purchase with respect to information about Expedia.

Please direct any questions or requests for assistance and any requests for additional copies of this supplement, the offer to purchase, the letter of transmittal or the notice of guaranteed delivery to the information agent at the telephone number and address set forth below. Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer.

The information agent for the tender offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (call collect)
E-mail: proxy@mackenziepartners.com
or
Call Toll Free (800) 322-2885

July 25, 2007

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